                                  EXHIBIT 13
                                   - - - - -

FINANCIAL HIGHLIGHTS

                                               1999       1998       1997
Net Sales                                    $168,142   $202,643   $189,942
Net Earnings (Loss)                            (1,018)     9,363      7,729
Basic Earnings (Loss) Per Share                  (.36)      3.30       2.78
Diluted Earnings (Loss) Per Share                (.36)      3.24       2.75
Dividends Per Share                              .805        .76        .70
Average Shares Outstanding For The Year     2,834,909  2,833,663  2,781,174
Diluted Shares Outstanding For The Year     2,843,877  2,886,209  2,808,226

Sales and Earnings by Quarter

1999                    1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.    Year
Net Sales               $40,625    $40,108    $41,139    $46,270   $168,142
Gross Profit              9,220      9,275      7,316     10,270     36,081
Net Earnings (Loss)         588       (291)    (1,782)       467     (1,018)
Basic Earnings (Loss)
 Per Share                  .21       (.10)      (.63)       .16       (.36)
Diluted Earnings (Loss)
 Per Share                  .21       (.10)      (.63)       .16       (.36)
Dividends Per Share         .21        .21        .21       .175       .805
Stock Price Range:
  High                   27 3/4     24 1/4    22 3/16    20 3/16     37 3/4
  Low                    23 3/8     20 1/4         19    18 9/16    18 9/16

Sales and Earnings by Quarter

1998                    1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.    Year
Net Sales               $47,880    $53,994    $49,029    $51,740   $202,643
Gross Profit              9,936     12,250     12,810     15,132     50,128
Net Earnings              1,356      2,116      2,384      3,507      9,363
Basic Earnings Per Share    .48        .75        .84       1.23       3.30
Diluted Earnings Per Share  .47        .73        .82       1.21       3.24
Dividends Per Share         .19        .19        .19        .19        .76
Stock Price Range:
  High                   30 5/8     34 1/8     33 3/8     33 1/8     34 1/8
  Low                    28 1/8     29 3/8   29 15/16    32 7/16     28 1/8

Based on average shares outstanding for the period.

In thousands of dollars except per share and stock price range statistics.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

Results of Operations

Net Sales, New Orders and Backlog
 - - - - - - - - - - - - - - - -
Revenues declined in fiscal 1999, after six consecutive years of increases. The decline was most severe at our domestic manufacturing operation, due primarily to cyclical downturns in certain markets. Order rates for our traditional products began to moderate in mid-fiscal 1998 and that, combined with the completion of a truck transmission contract in mid-year, caused the backlog of orders scheduled for shipment during the next six months to decline 29 percent to $54 million. At the end of fiscal 1999, the six-month backlog had dropped to $40 million, or 26 percent below the year earlier.

Net sales increased 7 percent in fiscal 1998 to $203 million compared with fiscal 1997, but declined 17 percent to $168 million in fiscal 1999.

Fiscal 1998 benefitted from the final six months of the truck transmissions contract as well as growth in other product markets. Principal growth markets were the pleasure craft marine market, supplied primarily from our Belgian operation, and a variety of applications for power take-offs and clutches such as irrigation, recycling, and oilfield. The 1999 sales decline resulted from weak demand in some markets, customer inventory reductions adversely impacting replacement part sales, and the absence of the truck transmission contract completed in the previous year. Most significantly, lower demand from the commercial marine market led to a 34 percent drop in domestic manufacturing sales. Other important factors in the sales decline were low oil prices; prices for commodities such as lumber and food, which were adversely affected by the Asian economic crisis; and reduced capital spending in the agricultural and construction equipment markets. Sales of lower-horsepower marine transmissions for pleasure craft also were down, causing a modest decline in sales from our Belgium plant. On the positive side, the acquisition of an Italian manufacturing company and purchase of a domestic product line, completed early in the second half of the fiscal year, provided a sales boost and slight incremental earnings in the last five months of the fiscal year. Both acquisitions provided products that strengthen our global market position in industrial products. Technodrive S.p.A adds to the lower-horsepower end of our marine transmission line and provides several complementary industrial products. We also broadened our industrial product offerings with the mechanical power take-off product line acquired from Rockford Powertrain, Inc.

Sales at our wholly-owned distribution companies varied by global region. Domestically, solid improvement in 1998 gave way to modest declines in 1999 as sales to customers serving the marine and logging markets fell off sharply.
In Europe, there was improvement in both years, but less so in 1999, while sales in the Pacific Basin were down in both years due primarily to the weak Asian economies and the strong U.S. dollar. Having lost a significant customer to bankruptcy, our South African distribution subsidiary has reported lower sales in each of the last two fiscal years. As a result of that and the generally weak local economy, a plan to terminate operations at that subsidiary was approved and resulted in a $1.1 million loss provision in the fourth quarter.

The U.S. dollar strengthened in each of the last two fiscal years, but the aggregate effect in 1999 was negligible. The currencies of the countries in which Twin Disc operates were off approximately 10 percent in fiscal 1998, which equated to a negative impact of about four percent on consolidated net revenues. Price increases, implemented selectively in each year, raised revenues by approximately the rate of inflation.

At the beginning of fiscal 1998, the backlog of orders scheduled for shipment during the next six months was $76 million, about 10 percent of which was attributable to the truck transmission contract that extended through the first half of that year. With the contract completed at mid-year and order rates for traditional products declining during the second half of the year, particularly for the higher-horsepower marine transmissions, backlog at the end of fiscal 1998 dropped to $54 million. In fiscal 1999, order rates continued to decline with market demand and as a result of shortened delivery lead times. By March 1999, the six-month backlog fell another 26 percent and remained at the same $40-million level through the fourth quarter. The largest components of the decline were marine transmissions and automatic transmissions and torque converters for agricultural and construction applications.

Margins, Costs and Expenses

Although manufacturing operations have continued to achieve incremental improvements in manufacturing processes and machine utilization, lower sales rates, beginning domestically in mid-1998, lowered gross margins in 1998 and 1999.

In fiscal 1998, improved productivity at our domestic plant, coupled with greater volume in the first half of the year, provided for higher domestic margins. Production volume at our Belgian subsidiary rose during the second quarter, with the increased demand for marine transmissions favorably impacting productivity and margins. Additionally, with a portion of its sales denominated in the strong U.S. dollar, the margin at our Belgian operation showed a significant increase for the year.

The gross margin for fiscal 1999 was more than three percentage points below that of fiscal 1998, primarily because of the reduced domestic sales volume, lower productivity, and one-time separation costs in the second and third quarters. During the second fiscal quarter, there was a domestic salaried staff reduction, and in the following period, a similar program was implemented overseas along with a voluntary separation program for domestic hourly associates. The total pre-tax impact of approximately $850,000 will be recovered within one year. In Belgium the work-week was shortened utilizing a government-supported layoff program. In addition to the one-time expenses, an adverse productivity impact, primarily in the third quarter, was associated with these actions.

Marketing, engineering, and administrative (MEA) expense in terms of dollars increased by 9 percent in fiscal 1998 but rose only slightly as a percentage of sales. The principal components of the increase were a write-off resulting from the bankruptcy of a customer in South Africa, marketing and domestic engineering personnel additions, and the expenses associated with a mid-year acquisition.

In fiscal 1999, MEA expense declined 4 percent but increased sharply as a percent of the reduced sales volume. Included in the expenses for the year were severance costs associated with the second- and third-quarter reductions in domestic and Belgian salaried staff. The total pre-tax impact of approximately $350,000 will be recovered within one year.

In March 1999, we sold a portion of the investment in our Japanese affiliate, Niigata Converter Company (NICO), which resulted in a pre-tax gain of $1.4 million (discussed further in Footnote D to the consolidated financial statements), and reduced our ownership interest in NICO from 25 to 19.5 percent. Our share of NICO losses for fiscal 1999 versus modest earnings in fiscal 1998 was the cause of the year-to-year decline in the earnings of affiliates. Net other income and expense declined $1.1 million due to increased foreign exchange losses in fiscal 1999 versus a gain on the sale of land in fiscal 1998.

Interest, Taxes and Net Earnings

Short-term borrowings remained very low in fiscal 1998 and, as a result, interest expense declined about 15 percent from the prior year. In fiscal 1999, significant additional debt was incurred to finance acquisitions, and interest expense increased by almost 40 percent.

The effective income tax rates were relatively consistent through 1997 and 1998, with a slight increase in 1998 caused by a different proportion of foreign earnings, generally taxed at a higher rate, and an additional accrual for prior years. The substantial tax provision on almost breakeven pre-tax earnings in fiscal 1999 was caused by: lower tax rates on losses domestically, offset by higher rates on income overseas; and by the lack of a recordable tax benefit on the provision for loss on the closure of our South African distribution subsidiary.

Liquidity and Capital Resources

The net cash provided by operating activities in fiscal 1998 was $7 million. The positive cash flows from earnings, depreciation, and a further reduction in accounts receivable days sales outstanding (DSO) were partially offset by the higher inventory needed to satisfy demand at our Belgium subsidiary and by the prepayment of the domestic pension contribution. In fiscal 1999, with the lower sales volume we were able to generate reductions in both inventory and accounts receivable, and cash flows from operations totaled $9 million. Despite the reductions, receivable DSO increased slightly and inventory turnover declined.

For several years prior to fiscal 1998, fixed asset purchases were less than depreciation as manufacturing cells were established and existing machinery was rearranged. Expenditures for capital equipment exceeded depreciation by about $2 million in fiscal 1998 as experience helped identify the equipment needed to further improve cell performance. Due to the downturn and a desire to conserve cash, fiscal 1999 capital expenditures were reduced from plan and were about equal to depreciation and amortization. As conditions improve, we expect the level of capital spending will rise and allow further refinement of individual manufacturing cells.

After modest declines in working capital and current ratio in fiscal 1998, those two measures of liquidity and financial strength dropped significantly in fiscal 1999 due to the large increase in short-term borrowing. The increase was due to financing the acquisitions of Technodrive and Rockford with borrowings under our short-term lines of credit. At year-end, negotiations were underway to replace a portion of the short-term debt with a term revolver. The current ratio of 1.8 at June 30, 1999 (2.8 after adjusting for the higher line-of-credit debt level), was down from the 3.2 reported at the previous year-end.

The book value of the Company, and thus its reported capital structure, were reduced by a non-cash charge to equity of $11.1 million at June 30, 1999. The charge was caused primarily by using a more conservative mortality table to estimate pension liabilities and generally reflects the amount by which those liabilities exceed plan assets. In accordance with applicable accounting standards, the after-tax effect of the increased net liability was charged directly to equity and shown in comprehensive income but did not impact reported primary earnings. We do not believe the effect of the revised liability valuation will have an impact on the underlying financial strength of Twin Disc.

The Company believes the capital resources available in the form of existing cash, lines of credit (see Footnote F to the consolidated financial statements) and funds provided by operations will be adequate to meet anticipated capital expenditures and other foreseeable business requirements in the future.

Other Matters

Year 2000 Readiness

The Company has assessed the potential impact of the Year 2000 (Y2K) date change on its business systems and operations. New information systems, which are prepared to handle the century date change, have been installed at all operations. Substantial testing of these systems has occurred and will continue prior to December 31, 1999. Network systems and other building, service, and manufacturing equipment throughout the Company and its subsidiaries have been inventoried, assessed, modified as necessary or replaced, and are capable of handling the date change. In addition, suppliers and service providers have been contacted to ensure they are actively involved in programs to address the Year 2000 issue and provide uninterrupted service to Twin Disc. Although the

Company cannot assure Y2K compliance by its key suppliers and distributors, no major part or critical operation of the Company relies on a single source for raw materials, supplies, or services, and the Company has multiple distribution channels for its products. Should the Company discover that a supplier or distributor will not be Y2K compliant, the Company believes it will be able to find cost competitive alternate sources and continue its production and distribution.

It is estimated that approximately $5.5 million has been spent on hardware, software, consulting services and staff time during the past four years to become Y2K compliant. Substantially all of the costs have been incurred at this time. The work has been completed in the normal course of operations and has not delayed other projects critical to the financial strength or operating results of the Company.

The Company believes the Y2K issue will not pose significant operational problems. However, if all Y2K issues are not properly identified, or assessment, remediation, and testing are not completed for Y2K problems that are identified, there can be no assurance that the Y2K issue will not have a material adverse effect on the Company's relationships with its customers, suppliers, distributors and others. In addition, there can be no assurance that the Y2K issues of other entities will not have a material adverse impact on the Company's systems or results of operations.

Environmental Matters

The Company is involved in various stages of investigation relative to hazardous waste sites on the United States EPA National Priorities List. It is not possible at this time to determine the ultimate outcome of those matters; but, as discussed further in Footnote N to the consolidated financial statements, they are not expected to affect materially the Company's operations, financial position or cash flows.

Note on Forward-Looking Statements

Information in this report and in other Company communications that are not historical facts are forward-looking statements, which are based on management's current expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from what appears here.

Forward-looking statements include the Company's description of plans and objectives for future operations and assumptions behind those plans. The words "anticipates," "believes," "intends," "estimates," and "expects" or similar expressions, usually identify forward-looking statements. In addition, goals established by Twin Disc, Incorporated should not be viewed as guarantees or promises of future performance. There can be no assurance the Company will be successful in achieving its goals.

In addition to the assumptions and information referred to specifically in the forward-looking statements, other factors could cause actual results to be materially different from what is presented here.

TWIN DISC, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1999 and 1998

        (Dollars in thousands)                     1999          1998
                                                   ----          ----
ASSETS
Current assets:
  Cash and cash equivalents                     $  4,136      $  5,087
  Trade accounts receivable, net                  27,201        28,320
  Inventories                                     54,500        53,280
  Deferred income taxes                            6,004         1,987
  Other                                            5,906         4,906
                                                 -------       -------
        Total current assets                      97,747        93,580

Property, plant and equipment, net                38,935        35,728
Investments in affiliates                          6,663         8,727
Goodwill, net                                     15,235         1,435
Deferred income taxes                              4,349         1,241
Intangible pension asset                           3,385         4,082
Other assets                                      10,586        16,161
                                                 -------       -------
                                                $176,900      $160,954
                                                 =======       =======


LIABILITIES and SHAREHOLDERS' EQUITY


Current liabilities:
  Notes payable                                 $ 20,158      $    276
  Current maturities on long-term debt             2,857             -
  Accounts payable                                10,724         9,917
  Accrued liabilities                             21,022        19,360
                                                 -------       -------
       Total current liabilities                  54,761        29,553

Long-term debt                                    17,112        19,949
Accrued retirement benefits                       37,567        29,457
                                                 -------       -------
                                                 109,440        78,959
Shareholders' equity:
  Common shares authorized: 15,000,000;
    issued: 3,643,630; no par value               11,653        11,653
  Retained earnings                               81,430        84,738
  Accumulated other comprehensive (loss) income   (8,516)        2,757
                                                 -------       -------
                                                  84,567        99,148
  Less treasury stock, at cost                    17,107        17,153
                                                 -------       -------
             Total shareholders' equity           67,460        81,995
                                                 -------       -------
                                                $176,900      $160,954
                                                 =======       =======

                The notes to consolidated financial statements
                  are an integral part of these statements.

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended June 30, 1999, 1998 and 1997

   (In thousands, except per share data)
                                       1999         1998         1997
                                       ----         ----         ----
Net sales                            $168,142     $202,643     $189,942
Cost of goods sold                    132,061      152,515      146,123
                                      -------      -------      -------
           Gross profit                36,081       50,128       43,819
Marketing, engineering and
  administrative expenses              32,755       34,092       31,219
                                      -------      -------      -------
           Earnings from operations     3,326       16,036       12,600
Other income (expense):
  Interest income                         237          550        1,335
  Interest expense                     (2,070)      (1,505)      (1,781)
  Equity in net (loss)
    earnings of affiliates               (945)         651          307
  Gain on partial sale of affiliate     1,355            -            -
  Loss on closure of subsidiary        (1,140)           -            -
  Other, net                             (749)         313          219
                                      -------      -------      -------
                                       (3,312)           9           80
                                      -------      -------      -------
           Earnings before income
             taxes                         14       16,045       12,680

Income taxes                            1,032        6,682        4,951
                                      -------      -------      -------

           Net (loss) earnings       $ (1,018)    $  9,363     $  7,729
                                      =======      =======      =======


(Loss) earnings per share data:
  Basic (loss) earnings per share    $   (.36)    $   3.30     $   2.78
  Diluted (loss) earnings per share      (.36)        3.24         2.75

Shares outstanding data:
  Average shares outstanding            2,835        2,834        2,781
  Dilutive stock options                    9           52           27
                                      -------      -------      -------
  Diluted shares outstanding            2,844        2,886        2,808
                                      =======      =======      =======

                The notes to consolidated financial statements
                  are an integral part of these statements.

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended June 30, 1999, 1998 and 1997

               (In thousands)               1999          1998          1997
                                            ----          ----          ----
Cash flows from operating
    activities:
  Net (loss) earnings                     $(1,018)      $ 9,363      $  7,729
  Adjustments to reconcile
      to net cash provided
      by operating activities:
    Depreciation and amortization           6,454         5,607         5,489
    (Loss) gain on sale of plant assets        38          (402)         (127)
    Gain on partial sale of affiliate      (1,355)            -             -
    Loss on closure of subsidiary           1,140             -             -
    Equity in net loss
     (earnings) of affiliates                 945          (651)         (307)
    Provision for deferred income taxes         -         2,873         1,481
    Dividends received from affiliate         625           495           300
    Changes in operating assets and
      liabilities:
      Trade accounts receivable, net        3,898         3,361         1,267
      Inventories                           3,468        (5,673)        2,882
      Other assets                          6,274        (7,842)         (954)
      Accounts payable                     (1,360)       (2,695)        3,463
      Accrued liabilities                    (759)        2,777          (391)
      Accrued retirement benefits          (9,392)         (244)         (345)
                                           -------      -------       -------
Net cash provided by
  operating activities                      8,958         6,969        20,487
                                           -------      -------       -------
Cash flows from investing activities:
  Proceeds from sale of plant assets           24           574           501
  Acquisitions of plant assets             (6,439)       (7,154)       (4,734)
  Acquisitions of businesses              (16,785)       (1,021)            -
  Payment for license agreement                 -        (1,515)            -
                                          -------       -------       -------
Net cash used by investing activities     (23,200)       (9,116)       (4,233)
                                          -------       -------       -------
Cash flows from financing activities:
  Increases (decreases) in notes
    payable, net                           15,000           112        (7,182)
  Proceeds from long-term debt                  -             -             4
  Acquisition of treasury stock                 -        (1,314)            -
  Proceeds from exercise of stock options      38         1,904           188
  Dividends paid                           (2,282)       (2,160)       (1,947)
                                          -------       -------       -------
Net cash provided (used) by
  financing activities                     12,756        (1,458)       (8,937)
                                          -------       -------       -------

Effect of exchange rate changes on cash       535          (291)         (377)
                                          -------       -------       -------
Net change in cash and cash equivalents      (951)       (3,896)        6,940

Cash and cash equivalents:
  Beginning of year                         5,087         8,983         2,043
                                          -------       -------       -------
  End of year                            $  4,136      $  5,087      $  8,983
                                          =======       =======       =======

Supplemental cash flow information:
  Cash paid during the year for:

     Interest                            $2,037        $  1,505      $  1,822
     Income taxes                           127           4,698         3,318

                 The notes to consolidated financial statements
                   are an integral part of these statements.

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
for the years ended June 30, 1999, 1998 and 1997

               (In thousands)                    1999      1998      1997
                                                 ----      ----      ----
Common stock
  Balance, June 30                            $ 11,653 $ 11,653  $ 11,653
                                               -------   -------   -------
Retained earnings
  Balance, July 1                               84,738    77,424    71,658
  Net (loss) earnings                           (1,018)    9,363     7,729
  Cash dividends                                (2,282)   (2,160)   (1,947)
  Stock options exercised                           (8)      111       (16)
                                               -------   -------   -------
  Balance, June 30                              81,430    84,738    77,424
                                               -------   -------   -------

Accumulated other comprehensive (loss) income
  Balance, July 1                                2,757     2,352     9,706
                                               -------   -------   -------
    Foreign currency translation adjustment
      Balance, July 1                            3,418     6,060    10,326
      Current adjustment                          (130)   (2,642)   (4,266)
                                               -------   -------   -------
      Balance, June 30                           3,288     3,418     6,060
                                               -------   -------   -------
    Minimum pension liability adjustment, net
      Balance, July 1                             (661)   (3,708)     (620)
      Current adjustment, net of related income
       taxes ($7,125 in 1999, $(1,948)in 1998
       and $1,975 in 1997)                     (11,143)    3,047    (3,088)
                                               -------   -------   -------
      Balance, June 30                         (11,804)     (661)   (3,708)
                                               -------   -------   -------
Accumulated other comprehensive (loss) income
  Balance, June 30                              (8,516)    2,757     2,352
                                               -------   -------   -------

Treasury stock, at cost
  Balance, July 1                              (17,153)  (17,632)  (17,836)
  Shares acquired                                    -    (1,314)        -
  Stock options exercised                           46     1,793       204
                                               -------   -------   -------
  Balance, June 30                             (17,107)  (17,153)  (17,632)
                                               -------   -------   -------
Shareholders' equity balance, June 30         $ 67,460  $ 81,995  $ 73,797
                                               =======   =======   =======

Comprehensive (loss) income
  Net (loss) earnings                         $ (1,018) $  9,363  $  7,729
  Other comprehensive (loss) income
    Foreign currency translation adjustment       (130)   (2,642)   (4,266)
    Minimum pension liability adjustment       (11,143)    3,047    (3,088)
                                               -------   -------   -------
    Other comprehensive (loss) income          (11,273)      405    (7,354)
                                               -------   -------   -------
  Comprehensive (loss) income                 $(12,291) $  9,768  $    375
                                               =======   =======   =======

                The notes to consolidated financial statements
                  are an integral part of these statements.

                TWIN DISC, INCORPORATED AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A.  SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of these financial statements:

Consolidation Principles--The consolidated financial statements include the accounts of Twin Disc, Incorporated and its subsidiaries, all of which are wholly owned. Certain foreign subsidiaries are included based on fiscal years ending May 31, to facilitate prompt reporting of consolidated accounts. All significant intercompany transactions have been eliminated.

Translation of Foreign Currencies--Substantially all foreign currency balance sheet accounts are translated into United States dollars at the rates of exchange prevailing at year-end. Revenues and expenses are translated at average rates of exchange in effect during the year. Foreign currency translation adjustments are recorded as a component of shareholders' equity. Gains and losses from foreign currency transactions are included in earnings.

Cash Equivalents--The Company considers all highly liquid marketable securities purchased with a maturity date of three months or less to be cash equivalents.

Receivables--Trade accounts receivable are stated net of an allowance for doubtful accounts of $534,000 and $647,000 at June 30, 1999 and 1998, respectively.

Fair Value of Financial Instruments--The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximates fair value because of the immediate short-term maturity of these financial instruments. The carrying amounts reported for notes receivable and long-term debt approximate fair value because the underlying instruments bear interest at, or near, a current market rate.

Derivative Financial Instruments--Derivative financial instruments (primarily forward foreign exchange contracts) may be utilized by the Company to hedge foreign exchange rate risk. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into financial instruments for trading or speculative purposes. For financial reporting purposes, forward foreign exchange contracts used to hedge the currency fluctuations on transactions denominated in foreign currencies are marked-to-market and the resulting gains and losses, together with the offsetting losses and gains on hedged transactions, are recorded in the "Other income (expense)" caption in the statement of operations. At June 30, 1999 and 1998, the Company had outstanding forward foreign exchange contracts to purchase $2,000,000 and $5,000,000, respectively, of Belgian francs with a weighted average maturity of 33 days and 56 days, respectively.

Inventories--Inventories are valued at the lower of cost or market. Cost has been determined by the last-in, first-out (LIFO) method for parent company inventories, and by the first-in, first-out (FIFO) method for other inventories.

Property, Plant and Equipment and Depreciation--Assets are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged against earnings as incurred. Expenditures for major renewals and betterments are capitalized and amortized by depreciation charges. Depreciation is provided on the straight-line method over the estimated useful lives of the assets for financial reporting and on accelerated methods for income tax purposes. The lives assigned to buildings and related improvements range from 10 to 40 years, and the lives assigned to machinery and equipment range from 5 to 15 years. Upon disposal of property, plant and equipment, the cost of the asset and the related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings. Fully depreciated assets are not removed from the accounts until physically disposed.

Investments in Affiliates--The majority of the Company's investments in 20% to 50%-owned affiliates are accounted for using the equity method. Investments in less than 20%-owned affiliates are accounted for using the cost method.

Revenue Recognition--Revenues are recognized when products are shipped.

Goodwill--Goodwill consists of costs in excess of net assets of businesses acquired. Goodwill is amortized using the straight-line method over its estimated beneficial lives, not to exceed 40 years. Subsequent to an acquisition, the Company continually evaluates whether later events and circumstances have occurred that indicate the goodwill should be evaluated for possible impairment. Goodwill at June 30, 1999 and 1998 of $15,235,000 and $1,435,000, respectively, are net of accumulated amortization of $839,000 and $518,000, respectively.

Income Taxes--The Company recognizes deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

The Company does not provide for taxes which would be payable if undistributed earnings of its foreign subsidiaries or its foreign affiliate were remitted because the Company either considers these earnings to be invested for an indefinite period or anticipates that if such earnings were distributed, the U.S.income taxes payable would be substantially offset by foreign tax credits.

Management Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Recently Issued Accounting Standards-During the first quarter of 1999, the Company adopted Statement of Financial Accounting Standards (FAS) 130 "Comprehensive Income", which establishes standards for the reporting and display of comprehensive income, as defined, and its components within the financial statements.

The Company adopted FAS 131 "Disclosures about Segments of an Enterprise and Related Information"in 1999. FAS 131 establishes new standards for the way that public companies report information about operating segments in annual financial statements (Note I).

The Company adopted FAS 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits" in 1999. FAS 132 revises disclosures about pensions and other postretirement benefits (Note L).

During 1998, the Financial Accounting Standards Board (FASB) issued FAS 133 "Accounting for Derivative Instruments and Hedging Activities" which establishes standards for accounting for derivatives and hedging activities. In July 1999, the FASB issued FAS 137, "Deferral of the Effective Date of FAS 133", which delays the effective date of FAS 133 one year. As a result, FAS 133 will be effective for the Company's 2001 fiscal year. The adoption of FAS 133 is not anticipated to have a significant impact on the Company's earnings or financial position.

Reclassification--Certain reclassifications have been made to the financial statements of prior years to conform to the presentation for 1999 primarily as a result of the adoption of FAS 130, FAS 131 and FAS 132.

B.  INVENTORIES

The major classes of inventories at June 30 were as follows (in thousands):

                                              1999            1998
                                              ----            ----
Finished parts                              $42,405         $43,848
Work-in-process                               6,385           5,524
Raw materials                                 5,710           3,908
                                             ------          ------
                                            $54,500         $53,280
                                             ======          ======

Inventories stated on a LIFO basis represent approximately 35% and 33% of total inventories at June 30, 1999 and 1998, respectively. The approximate current cost of the LIFO inventories exceeded the LIFO cost by $17,936,000 and $18,252,000 at June 30, 1999 and 1998, respectively.


C.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at June 30 were as follows (in thousands):

                                              1999            1998
                                              ----            ----
Land                                        $ 1,409         $ 1,295
Buildings                                    22,698          19,065
Machinery and equipment                      95,579          92,309
                                             ------          ------
                                            119,686         112,669
Less accumulated depreciation                80,751          76,941
                                             ------          ------
                                            $38,935         $35,728
                                             ======          ======

D.  INVESTMENTS IN AFFILIATES

The Company's investments in affiliates consists of a 25% interest in a domestic distributor of Twin Disc products and an investment in Niigata Converter Company, LTD., Japan ("Niigata"), a manufacturer of power transmission equipment. In March of 1999, the Company sold a portion of its investment in Niigata in exchange for a $1.7 million note receivable due in various annual amounts commencing December 31, 2002 through December 31, 2008. The sale was a non-cash transaction for purposes of the consolidated statement of cash flows. As a result, a pre-tax gain of $1,355,000 was recognized in 1999.

Prior to the sale the Company accounted for its 25% interest in Niigata using the equity method. The Company recognized its share of Niigata's loss from April 1, 1998 through the date of sale of $1.5 million. After the sale, the Company accounted for its 19.5% interest using the cost method.

Undistributed earnings of the affiliates included in consolidated retained earnings approximated $1,713,000 and $3,283,000 at June 30, 1999 and 1998, respectively.

Combined condensed financial data for investments in affiliates accounted for under the equity method of accounting are summarized below (in thousands). The balance sheet information for 1999 includes the domestic distributor balances only and the 1998 information includes both the domestic distributor and Niigata balances. The statement of operations information for 1999 includes the domestic distributor results from June 1, 1998 through May 31, 1999 and Niigata results from April 1, 1998 through the date of sale; the 1998 information includes the domestic distributor results from June 1, 1997 through May 31, 1998 and Niigata results from April 1, 1997 through March 31, 1998.

                                                 1999        1998
                                                 ----        ----
Current assets                                $  8,734    $ 78,214
Other assets                                     5,463      40,171
                                               -------     -------
                                              $ 14,197    $118,385
                                               =======     =======

Current liabilities                           $  6,530    $ 83,066
Other liabilities                                  210         412
Shareholders' equity                             7,457      34,907
                                               -------     -------
                                              $ 14,197    $118,385
                                               =======     =======


                                     1999       1998        1997
                                     ----       ----        ----
Net sales                          $116,115   $152,558   $166,171
Gross profit                         13,008     20,897     19,911
Net (loss) earnings                  (3,780)     2,606      1,228


E.  ACCRUED LIABILITIES

Accrued liabilities at June 30 were as follows (in thousands):

                                                 1999        1998
                                                 ----        ----
Salaries and wages                            $  4,522    $  6,871
Retirement benefits                              3,362       2,930
Other                                           13,138       9,559
                                               -------     -------
                                              $ 21,022    $ 19,360
                                               =======     =======

F.  DEBT

Notes payable consists of amounts borrowed under unsecured line of credit agreements. Unused lines of credit total $14,804,000 at June 30, 1999. These lines of credit are available predominantly at the LIBOR interest rate plus 1.25% and may be withdrawn at the option of the banks. The weighted average interest rate of the lines outstanding at June 30, 1999 and 1998 was 5.88% and 6.8%, respectively.

Included in long-term debt is $20 million of 7.37% ten-year unsecured notes, net of $60,000 unamortized debt issuance costs at June 30, 1999. These notes contain certain covenants, including the maintenance of a current ratio of not less than 1.5. Principal payments of $2,857,000 are due in the years 2000 through 2005, with the remaining balance due on June 1, 2006. Also included in long-term debt is $29,000 of debt related to a foreign subsidiary.

G.  LEASE COMMITMENTS

Approximate future minimum rental commitments under noncancellable operating leases are as follows (in thousands):

          Fiscal Year
          -----------
             2000               $2,755
             2001                2,204
             2002                1,404
             2003                1,146
             2004                  605
             Thereafter            613
                                 -----
                                $8,727
                                 =====

Total rent expense for operating leases approximated $2,941,000, $2,571,000 and $2,254,000 in 1999, 1998 and 1997, respectively.

H.  SHAREHOLDERS' EQUITY

At June 30, 1999 and 1998, treasury stock consisted of 808,446 and 810,646 shares of common stock, respectively. The Company issued 2,200 and 86,850 shares of treasury stock in 1999 and 1998, respectively, to fulfill its obligations under the stock option plans. The difference between the cost of treasury shares issued and the option price is recorded in retained earnings. The Company did not acquire any shares of treasury stock in 1999.

Cash dividends per share were $.805 in 1999, $.76 in 1998 and $.70 in 1997.

In 1998, the Company's Board of Directors established a Shareholder Rights Plan and distributed to shareholders one preferred stock purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one one-hundredth of a share of Series A Junior Preferred Stock at an exercise price of $160, subject to certain anti-dilution adjustments. The rights become exercisable ten (10) days after a public announcement that a party or group has either acquired at least 15% (or at least 25% in the case of existing holders who currently own 15% or more of the common stock), or commenced a tender offer for at least 25% of the Company's common stock. Generally, after the rights become exercisable, if the Company is a party to certain merger or business combination transactions, or transfers 50% or more of its assets or earnings power, or certain other events occur, each right will entitle its holders, other than the acquiring person, to buy a number of shares of common stock of the Company, or of the other party to the transaction, having a value of twice the exercise price of the right. The rights expire June 30, 2008, and may be redeemed by the Company for $.05 per right at any time until ten (10) days following the stock acquisition date. The Company is authorized to issue 200,000 shares of preferred stock, none of which have been issued. The Company has designated 50,000 shares of the preferred stock for the purpose of the Shareholder Rights Plan.

I.  BUSINESS SEGMENTS AND FOREIGN OPERATIONS

The Company and its subsidiaries are engaged in the manufacture and sale of power transmission equipment. Principal products include industrial clutches, hydraulic torque converters, fluid couplings, power-shift transmissions, marine transmissions, universal joints, power take-offs and reduction gears. The Company sells to both domestic and foreign customers in a variety of market areas, principally construction, industrial, energy and natural resources, marine and agricultural.

The Company has two reportable segments: manufacturing and distribution. These segments are managed separately because each provides different services and requires different technology and marketing strategies. The accounting practices of the segments are the same as those described in the summary of significant accounting policies. Transfers among segments are at established inter-company selling prices.

Information about the Company's segments is summarized as follows (in thousands):
                                     Manufacturing   Distribution   Total
                                     -------------   ------------   -----
            1999
Net sales                               $156,661       $41,426     $198,087
Intra-segment sales                        7,235           439        7,674
Inter-segment sales                       21,545           726       22,271
Interest income                              350            92          442
Interest expense                           2,134           228        2,362
Income taxes                                 519         1,036        1,555
Depreciation and amortization              6,062           291        6,353
Segment earnings                           1,147           170        1,317
Segment assets                           152,251        25,448      177,699
Expenditures for segment assets            6,017           422        6,439

                                     Manufacturing   Distribution    Total
   1998                              -------------   ------------    -----
Net sales                               $206,812        $46,981    $253,793
Intra-segment sales                       24,358            502      24,860
Inter-segment sales                       25,959            331      26,290
Interest income                              626            129         755
Interest expense                           1,481            229       1,710
Income taxes                               6,246          1,649       7,895
Depreciation and amortization              5,244            274       5,518
Segment earnings                           9,196          2,051      11,247
Segment assets                           134,870         27,705     162,575
Expenditures for segment assets            6,626            528       7,154

            1997
Net sales                               $189,375        $46,096    $235,471
Intra-segment sales                       18,732            661      19,393
Inter-segment sales                       26,002            134      26,136
Interest income                              307             84         391
Interest expense                           1,736            222       1,958
Income taxes                               4,377          1,537       5,914
Depreciation and amortization              5,152            248       5,400
Segment earnings                           6,707          2,576       9,283
Expenditures for segment assets            4,545            189       4,734

The following is a reconciliation of reportable segment net sales, earnings
(loss) and assets, to the Company's consolidated totals (in thousands):

                                               1999        1998        1997
                                               ----        ----        ----
Net Sales
 Total net sales from reportable segments     $198,087    $253,793   $235,471
 Elimination of inter-company sales            (29,945)    (51,150)   (45,529)
                                               -------     -------    -------
  Total consolidated net sales                $168,142    $202,643   $189,942
                                               =======     =======    =======
Earnings (loss)
 Total earnings (loss) from
  reportable segments                         $  1,317    $ 11,247   $  9,283
 Other corporate expenses                       (2,335)     (1,884)    (1,554)
                                               -------     -------    -------
  Total consolidated net earnings (loss)      $ (1,018)   $  9,363   $  7,729
                                               =======     =======    =======

Assets
 Total assets for reportable segments         $177,699    $162,575
 Elimination of inter-company assets           (15,871)    (13,570)
 Corporate assets                               15,072      11,949
                                               -------     -------
  Total consolidated assets                   $176,900    $160,954
                                               =======     =======
                                       (32)

Other significant items:
                                         Segment                 Consolidated
                                          Totals   Adjustments      Totals
             1999                        -------   -----------   ------------
Interest income                          $   442     $   (205)     $    237
Interest expense                           2,362         (292)        2,070
Income taxes                               1,555         (523)        1,032
Depreciation and amortization              6,353          101         6,454
Expenditures for segment assets            6,439            -         6,439

             1998
Interest income                          $   755     $   (205)     $    550
Interest expense                           1,710         (205)        1,505
Income taxes                               7,895       (1,213)        6,682
Depreciation and amortization              5,518           89         5,607
Expenditures for segment assets            7,154            -         7,154

             1997
Interest income                          $   391     $    944      $  1,335
Interest expense                           1,958         (177)        1,781
Income taxes                               5,914         (963)        4,951
Depreciation and amortization              5,400           89         5,489
Expenditures for segment assets            4,734            -         4,734

All adjustments represent inter-company eliminations and corporate amounts.

Geographic information about the Company is summarized as follows (in thousands):
                                                1999       1998       1997
                                                ----       ----       ----
Net sales
 United States                                $106,051   $133,193   $117,965
 Other countries                                62,091     69,450     71,977
                                               -------    -------    -------
  Total                                       $168,142   $202,643   $189,942
                                               =======    =======    =======

Long-lived assets
 United States                                $ 65,540   $ 58,124
 Belgium                                        10,362      9,578
 Other countries                                 6,086        285
 Elimination of inter-company assets            (7,184)    (1,854)
                                               -------    -------
  Total                                       $ 74,804   $ 66,133
                                               =======    =======

Included in earnings are foreign currency transaction gains (losses) of $(682,000), $(343,000) and $334,000 in 1999, 1998 and 1997, respectively.

Two customers each accounted for approximately 8%, 11% and 11% of consolidated net sales in 1999, 1998 and 1997, respectively.


J.   STOCK OPTION PLANS

During fiscal 1999, the Company adopted the Twin Disc, Incorporated 1998 Stock Option Plan for Non-Employee Directors, a non-qualified plan, for non-employee directors to purchase up to 35,000 shares of common stock, and the Twin Disc, Incorporated 1998 Incentive Compensation Plan, a plan, where options are determined to be non-qualified or incentive at the date of grant, for officers and key employees to purchase up to 165,000 shares of common stock. The plans are administered by the Executive Selection and Compensation Committee of the Board of Directors which has the authority to determine which officers and key employees will be granted options. The grant of options to non-employee directors is fixed at options to purchase 1,000 shares of common stock per year or 600 at time of appointment. Except as described in the following sentence, all options allow for exercise prices not less than the grant date fair market value, immediately vest and expire ten years after the date of grant. For options under the Incentive Compensation Plan, if the optionee owns more than 10% of the total combined voting power of all classes of the Company's stock, the price will be not less than 110% of the grant date fair market value and the options expire five years after the grant date. In addition, the Company has 128,900 incentive stock option plan options and 76,450 non-qualified stock option plan options outstanding at June 30, 1999 under the Twin Disc, Incorporated 1988 Incentive Stock Option plan and the Twin Disc, Incorporated 1988 Non-Qualified Stock Option Plan for Officers, Key Employees and Directors, respectively. The plans terminated during the year.

Shares available for future options as of June 30 were as follows:

                                                           1999     1998
                                                           ----     ----
   1998 Stock Option Plan for Non-Employee Directors      29,000        -
   1998 Incentive Compensation Plan                      159,500        -
   1988 Non-Qualified Stock Option Plan for Officers,
          Key Employees and Directors                          -   10,850
   1988 Incentive Stock Option Plan                            -   30,550

Stock option transactions under the plans during 1999, 1998 and 1997 were as follows:
                                      Weighted         Weighted      Weighted
                                       Average          Average       Average
                                 1999   Price     1998   Price   1997   Price
                                 ----  --------   ----  -------  ---- --------
Non-qualified stock
 options:
  Options outstanding
    at beginning of year        80,500  $22.50   94,150  $21.71 95,350  $21.69
  Granted                       19,000   24.69   13,100   28.75 15,100   21.88
  Cancelled                    (14,700)  25.08        -      - (10,400)  23.32
  Exercised                       (200)  26.00  (26,750)  22.81 (5,900)  19.03
                                ------          -------          ------
  Options outstanding
    at June 30                  84,600  $22.55   80,500  $22.50 94,150  $21.71
                                ======          =======          ======
                                     (34)

  Options price range
   ($14.00 - $20.00)

    Number of shares                    31,300

    Weighted average price              $19.10

    Weighted average remaining life       4.90 years


  Options price range
   ($20.875 - $28.75)

    Number of shares                    53,300

    Weighted average price              $24.58

    Weighted average remaining life       7.02 years

                                      Weighted         Weighted      Weighted
                                       Average          Average       Average
                                1999    Price   1998     Price  1997   Price
                                ----  --------  ----    -------  ----  -------
Incentive stock options:
  Options outstanding
    at beginning of year      124,300  $23.57  161,550  $21.60 151,450  $21.52
  Granted                      33,900   25.80   29,900   29.18  24,250   22.05
  Cancelled                   (23,950)  26.58   (7,050)  20.15 (10,150)  22.57
  Exercised                    (2,000)  16.63  (60,100)  21.53  (4,000)  18.81
                              -------          -------          -------
  Options outstanding
    at June 30                132,250  $23.70  124,300  $23.57  161,550 $21.60
                              =======          =======          =======

  Options price range
   ($14.00 - $20.00)

    Number of shares                    34,100

    Weighted average price              $18.87

    Weighted average remaining life       4.82 years

  Options price range
   ($20.875 - $28.75)

    Number of shares                    92,650

    Weighted average price              $24.99

    Weighted average remaining life       7.48 years

  Options price range
   ($31.625 - $32.25)

    Number of shares                     5,500

    Weighted average price              $31.74

    Weighted average remaining life       9.00 years

The Company accounts for its stock option plans under the guidelines of Accounting Principles Board Opinion No. 25. Accordingly, no compensation cost has been recognized in the statement of operations. Had the Company recognized compensation expense determined based on the fair value at the grant date for awards under the plans, consistent with the method prescribed by FAS 123, the net earnings and earnings per share would have been as follows (in thousands, except per share amounts):

                                            1999         1998         1997
                                            ----         ----         ----
         Net earnings (loss)
                As reported               $(1,018)      $9,363       $7,729
                Pro forma                  (1,277)       9,125        7,554

         Basic earnings (loss) per share
                As reported               $ (.36)       $ 3.30       $ 2.78
                Pro forma                   (.45)         3.22         2.72

         Diluted earnings (loss) per share
                As reported               $ (.36)       $ 3.24       $ 2.75
                Pro forma                   (.45)         3.16         2.69

The above pro forma net earnings and earnings per share were computed using the fair value of options at the date of grant (for options granted after June
1995) as calculated by the Black-Scholes option-pricing method and the following assumptions: 19% volatility, 2.5% annual dividend yield, interest rates based on expected terms and grant dates, a 5 year term and an exercise price equal to the fair market value on the date of grant except for incentive options granted to greater than 10% shareholders which are calculated using a 3 year term and an exercise price equal to 110% of the fair market value on the date of grant. For those options granted during 1999, 1998 and 1997 with exercise prices equal to the grant date fair market value, the exercise prices and weighted average fair values of the options were $25.26 and $5.02 in 1999, $28.75 and $5.81 in 1998 and $21.88 and $4.61 in 1997, respectively. For those options granted with exercise prices greater than the grant date fair market value, the exercise prices and weighted average fair values of the options were $28.08 and $2.71 in 1999, $31.63 and $3.26 in 1998, $24.06 and $2.69 in
1997, respectively.


K.  ENGINEERING AND DEVELOPMENT COSTS

Engineering and development costs include research and development expenses for new products, development and major improvements to existing products, and other charges for ongoing efforts to refine existing products. Research and development costs charged to operations totaled $2,505,000, $3,104,000 and $3,050,000 in 1999, 1998 and 1997, respectively. Total engineering and development costs were $7,829,000, $8,833,000 and $8,288,000 in 1999, 1998 and
1997, respectively.

L.  RETIREMENT PLANS

The Company has noncontributory, qualified defined benefit pension plans covering substantially all domestic employees and certain foreign employees. Domestic plan benefits are based on years of service, and, for salaried employees, on average compensation for benefits earned prior to January 1, 1997 and on a cash balance plan for benefits earned after January 1, 1997. The Company's funding policy for the plans covering domestic employees is to contribute an actuarially determined amount which falls between the minimum and maximum amount that can be contributed for federal income tax purposes. Domestic plan assets consist principally of listed equity and fixed income securities.

In addition, the Company has unfunded, non-qualified retirement plans for certain management employees and directors. Benefits are based on final average compensation and vest upon retirement from the Company.


In addition to providing pension benefits, the Company provides health care and life insurance benefits for certain domestic retirees. All employees retiring after December 31, 1992, and electing to continue coverage through the Company's group plan, are required to pay 100% of the premium cost.

The following table sets forth the Company's defined benefit pension plans' and other postretirement benefit plan's funded status and the amounts recognized in the Company's balance sheets and income statements as of June 30 (dollars in thousands):

                                                                   Other
                                                                    Post
                                                 Pension         retirement
                                                 Benefits         Benefits
                                             ----------------  --------------
                                               1999     1998    1999    1998
                                               ----     ----    ----    ----

Change in benefit obligation:
  Benefit obligation, beginning of year   $104,156 $ 94,479 $ 28,619 $ 27,321
  Service cost                               1,517    1,328       23       21
  Interest cost                              7,254    7,235    1,978    2,152
  Actuarial loss                            11,384    8,835    4,548    1,558
  Benefits paid                             (8,446)  (7,721)  (2,419)  (2,433)
                                           -------  -------   ------   ------
  Benefit obligation, end of year         $115,865 $104,156 $ 32,749 $ 28,619
                                           =======  =======   ======   ======
Change in plan assets:
  Fair value of assets, beginning of year $100,265 $ 76,661 $     -  $     -
  Actual return on plan assets               4,279   20,525       -        -
  Employer contribution                      2,185   10,800   2,419    2,433
  Benefits paid                             (8,446)  (7,721) (2,419)  (2,433)
                                           -------  -------  ------   ------
  Fair value of assets, end of year       $ 98,283 $100,265 $     -  $    -
                                           =======  =======  ======   ======

Funded status                             $(17,582)$ (3,891)$(32,749)$(28,619)
  Unrecognized net transition obligation       836    1,043        -        -
  Unrecognized actuarial loss               19,972    4,147    8,755    4,397
  Unrecognized prior service cost            3,167    3,839        -        -
                                            ------   ------   ------  -------
Net amount recognized                     $ 6,393 $  5,138 $(23,994)$(24,222)
                                            ======   ======   ======  =======
Amounts recognized in the balance sheet
 consist of:
  Prepaid benefit cost                    $      - $  8,031 $      - $      -
  Accrued benefit liability                (16,343)  (8,058) (23,994) (24,222)
  Intangible asset                           3,385    4,082        -        -
  Deferred tax asset                         7,547      422        -        -
  Minimum pension liability adjustment      11,804      661        -        -
                                           -------   ------  -------  -------
Net amount recognized                     $  6,393 $  5,138 $(23,994)$(24,222)
                                           =======   ======  =======  =======

Weighted average assumptions as of June 30:
  Discount rate                               7.25%   7.25%    7.25%    7.25%
  Expected return on plan assets              9.00%   9.00%
  Rate of compensation increase               5.00%   4.50%

                                                     Pension Benefits
                                                --------------------------
                                                 1999      1998      1997
                                                 ----      ----      ----
Service cost                                   $ 1,517   $ 1,328   $ 1,751
Interest cost                                    7,254     7,235     7,217
Expected return on plan assets                  (8,617)   (6,750)   (5,312)
Amortization of prior service cost                 672       672       995
Amortization of transition obligation              183       185       187
Recognized net actuarial loss (gain)               102        92    (1,329)
                                                ------    ------    ------
Net periodic benefit cost                      $ 1,111   $ 2,762   $ 3,509
                                                ======    ======    ======

                                                 Postretirement Benefits
                                                --------------------------
                                                 1999      1998      1997
                                                 ----      ----      ----
Service cost                                   $    23   $    21   $    27
Interest cost                                    1,978     2,153     2,128
Expected return on plan assets                       -         -         -
Amortization of prior service cost                   -         -         -
Amortization of transition obligation                -         -         -
Recognized net actuarial loss                      399       205       138
                                                ------    ------    ------
Net periodic benefit cost                      $ 2,400   $ 2,379   $ 2,293
                                                ======    ======    ======

Effective January 1, 1998, the Company changed certain of its actuarial assumptions including the mortality table used and the assumed retirement age for the defined benefit plans and the postretirement plan. The changes resulted in an increase to the benefit obligation and unrecognized actuarial loss of approximately $10 million.

Effective as of January 1, 1997, the Twin Disc, Incorporated Retirement Plan for Salaried Employees was amended to freeze the benefit formula in effect prior to January 1, 1997 and to change the formula for benefit accruals to a cash balance pension plan. The effect of this change was to decrease the unrecognized prior service cost by $4.2 million.

The pension plans held 62,402 and 62,402 shares of Company stock with a fair market value of $1,252,000 and $1,888,000 at June 30, 1999 and 1998,
respectively.

The assumed weighted average health care cost trend rate was 6% in fiscal year 1999 and remains constant thereafter. A 1% increase in the assumed health care cost trend would increase the accumulated postretirement benefit obligation by approximately $2.3 million and the interest cost by approximately $140,000. A 1% decrease in the assumed health care cost trend would decrease the accumulated postretirement benefit obligation by approximately $2.1 million and the interest cost by approximately $130,000.

The Company sponsors defined contribution plans covering substantially all domestic employees and certain foreign employees. These plans provide for employer contributions based primarily on employee participation. The total expense under the plans was $1,572,000, $1,582,000 and $1,487,000 in 1999,
1998 and 1997, respectively.

M.  INCOME TAXES

United States and foreign earnings (loss) before income taxes were as follows (in thousands):

                                        1999      1998      1997
                                        ----      ----      ----
     United States                    $(3,555)  $ 7,944   $ 6,009
     Foreign                            3,569     8,101     6,671
                                       ------    ------    ------
                                      $    14   $16,045   $12,680
                                       ======    ======    ======

The provision (credit) for income taxes is comprised of the following (in thousands):

                                        1999      1998      1997
                                        ----      ----      ----
     Currently payable:
       Federal                        $(1,376)  $   154   $   913
       State                               49       114       100
       Foreign                          2,359     3,541     2,457
                                       ------    ------    ------
                                        1,032     3,809     3,470
                                       ------    ------    ------
     Deferred:
       Federal                            402     2,582     1,559
       State                             (292)      183       (51)
       Foreign                           (110)      108       (27)
                                       ------    ------    ------
                                            -     2,873     1,481
                                       ------    ------    ------
                                      $ 1,032   $ 6,682   $ 4,951
                                       ======    ======    ======

The components of the net deferred tax asset as of June 30, were as follows (in thousands):
                                                1999             1998
                                                ----             ----
Deferred tax assets:
  Retirement plans and employee benefits      $12,826          $ 8,074
  Alternative minimum tax credit
    carryforwards                                 599              143
  Foreign tax credit carryforwards              1,968              250
  State net operating loss and other
    state credit carryforwards                  1,075                -
  Research credit carryforwards                   135                -
  Other                                         2,581            3,039
                                               ------           ------
                                               19,184           11,506
                                               ------           ------
Deferred tax liabilities:
  Property, plant and equipment                 6,182            5,488
  Other                                         2,649            2,790
                                               ------           ------
                                                8,831            8,278
                                               ------           ------
Total net deferred tax assets                 $10,353           $3,228
                                               ======           ======

Following is a reconciliation of the applicable U.S. federal income taxes to the actual income taxes reflected in the statements of operations:

                                                 1999      1998      1997
                                                 ----      ----     ----

   U.S. federal income tax at 34%              $    5     $5,455   $4,311
   Increases (reductions)
       in tax resulting from:
     Foreign tax items                            463        173       30
     Accrual for prior years                       74        705      470
     Other, net                                   490        349      140
                                                 ----      -----    -----
                                               $1,032     $6,682   $4,951
                                                 ====      ====     ====

N.  CONTINGENCIES

The Company is involved in various stages of investigation relative to hazardous waste sites, two of which are on the United States EPA National Priorities List (Superfund sites). The Company's assigned responsibility at each of the Superfund sites is less than 2%. The Company has also been requested to provide administrative information related to two other potential Superfund sites but has not yet been identified as a potentially responsible party. Additionally, the Company is subject to certain product liability matters in the normal course of business.

At June 30, 1999, the Company has accrued approximately $1,050,000, which represents management's best estimate available for possible losses related to these contingencies. This amount has been provided over the past several years. Based on the information available, the Company does not expect that any unrecorded liability related to these matters would materially affect the consolidated financial position, results of operations or cash flows.


O.   ACQUISITIONS

In January 1999, the Company purchased the mechanical power take-off product business from Rockford Powertrain, Inc. for approximately $13.5 million. This transaction was accounted for using the purchase method of accounting and resulted in goodwill of approximately $11 million which is being amortized over 30 years. In February 1999, the Company purchased Technodrive S.p.A of Decima, Italy for approximately $3.9 million, net of cash acquired of $700,000. This transaction was accounted for using the purchase method of accounting and resulted in goodwill of approximately $2.9 million which is being amortized over 25 years. Technodrive manufactures industrial power take-offs, clutches, hydraulic pump mount drives and marine transmissions. The pro forma affects of the acquisitions are not significant to the net sales, net
(loss) earnings, and earnings per share amounts reported in the financial statements.

P.   CLOSURE OF SUBSIDIARY

In June 1999, the Company approved a plan to terminate operations at its South African subsidiary, Twin Disc (South Africa) Pty. Ltd, early in fiscal 2000. The Company has recorded a loss of $1,140,000 related to the termination of operations, which consists primarily of the recognition of cumulative translation losses of $829,000 with the remaining amounts related to disposals of inventories and fixed assets, and severance benefits. The results of the subsidiary's operations through June 30, 1999 are included in the consolidated financial statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders
Twin Disc, Incorporated
Racine, Wisconsin

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Twin Disc, Incorporated and Subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                               PricewaterhouseCoopers  LLP

Milwaukee, Wisconsin
July 23, 1999

FINANCIAL SUMMARY

                         1999      1998      1997      1996       1995
(In thousands of dollars, except where noted)

Statement of Operations
Net sales              $168,142  $202,643  $189,942  $176,657  $164,232
Costs and expenses,
 including marketing,
 engineering and
 administrative         164,816   186,607   177,342   164,486   154,347
Earnings
 from operations          3,326    16,036    12,600    12,171     9,885
Other income
 (expense)               (3,312)        9        80    (1,264)   (1,301)
Earnings
 before income taxes         14    16,045    12,680    10,907     8,584
Income taxes              1,032     6,682     4,951     4,348     2,912
Net earnings (loss)      (1,018)    9,363     7,729     6,559     5,672

Balance Sheet

Assets
Cash and equivalents      4,136     5,087     8,983     2,043     3,741
Receivables, net         27.201    28,320    32,428    34,917    29,247
Inventories              54,500    53,280    47,844    51,083    47,157
Other current assets     11,910     6,893     8,707     8,597    10,345
Total current assets     97,747    93,580    97,962    96,640    90,490
Investments and
 other assets            40,218    31,646    26,544    30,344    30,463
Fixed assets less
 accumulated
 depreciation            38,935    35,728    34,249    35,715    37,348
Total assets            176,900   160,954   158,755   162,699   158,301


Liabilities and Shareholders' Equity
Current liabilities      54,761    29,553    29,621    34,002    36,852
Long-term debt           17,112    19,949    19,944    19,938    14,000
Deferred liabilities     37,567    29,457    35,393    33,578    32,827
Shareholders' equity     67,460    81,995    73,797    75,181    74,622
Total liabilities and
 shareholders' equity   176,900   160,954   158,755   162,699   158,301

FINANCIAL SUMMARY (CONTINUED)
                         1999       1998       1997      1996       1995

(In thousands of dollars, except where noted)

Comparative Financial Information
Per share statistics
Basic earnings (loss)      (.36)     3.30      2.78      2.36      2.03
Diluted earnings (loss)    (.36)     3.24      2.75      2.34      2.02
Dividends                  .805       .76       .70       .70       .70
Shareholders' equity      23.79     28.94     26.48     27.07     26.75

Return on equity          (1.5%)    11.4%     10.5%      8.7%      7.6%
Return on assets           (.6%)     5.8%      4.9%      4.0%      3.6%
Return on sales            (.6%)     4.6%      4.1%      3.7%      3.5%

Average shares
 outstanding          2,834,909 2,833,663 2,781,174 2,776,805 2,790,111
Diluted shares
 outstanding          2,843,877 2,886,209 2,808,226 2,805,123 2,812,703
Number of shareholder
 accounts                 1,138       774       845       913       996
Number of employees       1,029     1,078     1,081     1,080     1,097

Additions to plant
 and equipment            6,439     7,154     4,734     4,140     4,290
Depreciation              5,648     5,205     5,141     5,071     4,792
Net working capital      42,986    64,027    68,341    62,638    53,638

DIRECTORS

MICHAEL E. BATTEN
  Chaiman, Chief Executive Officer
MICHAEL H. JOYCE
  President, Chief Operating Officer
JAMES O. PARRISH
  Vice President-Finance & Treasurer
JOHN A. MELLOWES
 Chairman and Chief Executive Officer, Charter Manufacturing Co., (A privately held producer of bar, rod wire and wire parts), Mequon, Wisconsin
PAUL J. POWERS
  Chairman, President-Chief Executive Officer, Commercial Intertech Corp., (Manufacturer of Hydraulic Components, Fluid Purification Products, Pre-Engineered Buildings and Stamped Metal Products), Youngstown, Ohio
RICHARD T. SAVAGE
 Chairman and retired President-Chief Executive Officer, Modine Manufacturing Company, (Manufacturer of Heat Exchange Equipment), Racine, Wisconsin
DAVID L. SWIFT
  Retired Chairman, President-Chief Executive Officer, Acme-Cleveland Corporation, (Manufacturer of Diversified Industrial Products), Pepper Pike, Ohio
GEORGE E. WARDEBERG
 Chairman, Chief Executive Officer, WICOR, Inc. (Parent Company of Wisconsin Gas Company, Sta-Rite Industries, Shurflo Pump Manufacturing and Hypro Corporation), Milwaukee, Wisconsin
DAVID R. ZIMMER
 Former Executive Vice President-Operations, United Dominion Industries, (Manufacturer of Diversified Engineered Products), Charlotte, North Carolina

OFFICERS

MICHAEL E. BATTEN
  Chairman, Chief Executive Officer
MICHAEL H. JOYCE
  President, Chief Operating Officer
JAMES O. PARRISH
  Vice President-Finance & Treasurer
HENRI CLAUDE FABRY
  Vice President-Marine and Distribution
LANCE J. MELIK
  Vice President-Corporate Development
  Vice President-Transmission and Industrial Products
FRED H. TIMM
  Corporate Controller & Secretary
PAUL A. PELLIGRINO
  Vice President-Engineering
ARTHUR A. ZINTEK
  Vice President-Human Resources

CORPORATE DATA

ANNUAL MEETING

  Twin Disc Corporate Offices, Racine, WI, 2:00 PM, October 15, 1999
SHARES TRADED
  New York Stock Exchange: Symbol TDI
ANNUAL REPORT ON SECURITIES AND EXCHANGE COMMISSION FORM 10-K
  SINGLE COPIES OF THE COMPANY'S 1999 ANNUAL REPORT ON SECURITIES AND
EXCHANGE
COMMISSION FORM 10-K WILL BE PROVIDED WITHOUT CHARGE TO
SHAREHOLDERS AFTER
SEPTEMBER 30, 1999, UPON WRITTEN REQUEST DIRECTED TO THE SECRETARY,
TWIN DISC,
INCORPORATED, 1328 RACINE STREET, RACINE, WISCONSIN 53403.
TRANSFER AGENT & REGISTRAR
  Firstar Trust Company, Milwaukee, Wisconsin
INDEPENDENT ACCOUNTANTS
 PricewaterhouseCoopers LLP, Milwaukee, Wisconsin
GENERAL COUNSEL
  von Briesen, Purtell, & Roper,s.c., Milwaukee, Wisconsin
CORPORATE OFFICES
  Twin Disc, Incorporated, Racine, Wisconsin 53403, Telephone: (414) 638-4000 WHOLLY OWNED SUBSIDIARIES
  Twin Disc International S.A., Nivelles, Belgium
  Twin Disc Spain, S.A., Madrid, Spain
  Twin Disc Italia S.R.L., Viareggio, Italy
  Technodrive S.p.A, Decima, Italy
  Twin Disc (Pacific) Pty. Ltd., Brisbane, Queensland, Australia
  Twin Disc (Far East) Ltd., Singapore
  Twin Disc (South Africa) Pty. Ltd., Johannesburg, South Africa
  Mill-Log Equipment Co., Inc., Coburg, Oregon
  Southern Diesel Systems Inc., Miami, Florida
  TD Electronics, Inc., Loves Park, Illinois
MANUFACTURING FACILITIES
  Racine, Wisconsin; Nivelles, Belgium; Decima, Italy
SALES OFFICES
DOMESTIC
  Racine, Wisconsin; Coburg, Oregon; Seattle, Washington; Miami, Florida; Jacksonville, Florida
OVERSEAS
  Nivelles, Belgium; Brisbane and Perth Australia; Singapore; Johannesburg, South Africa; Madrid, Spain; Viareggio, Italy; Decima, Italy; Chambery France MANUFACTURING LICENSES
  Niigata Converter Company, Ltd., Tokyo, Japan; Transfluid S.R.L., Milan, Italy; Nakamura Jico Co. Ltd., Tokyo, Japan; Hindustan Motors, Ltd., Madras, India